

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2024

Nick Bhargava
Executive Vice President
Groundfloor Finance Inc.
600 Peachtree Street, Suite 810
Atlanta, GA 30308

> **Re: Groundfloor Finance Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 5**
> **Filed February 5, 2024**
> **File No. 024-12013**

Dear Nick Bhargava:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A POS filed February 5, 2024

General

1. We note that in the Project Summary description boxes you refer to the October 4, 2022 PQA. Please revise to reference the most recent offering circular for the offering contemplated.

2. We note that in the Project Summary you have several LROs relating to the same property. Please clarify whether these LROs will be offered concurrently. Please also clarify whether prior LROs relating to the same property were offered immediately upon qualification of the post qualification amendment. To the extent that you will not offer all LROs upon commencement of the offering, it appears you are attempting to conduct this offering on a delayed basis which is not consistent with Rule 251(d)(3)(i)(F) of Regulaton A. Please revise or advise.

3. We note the disclosure in Part 1 Item 4 that the estimated portion of aggregate sales attributable to securities that may be sold pursuant to any other qualified offering statement concurrently with securities being sold under this offering statement is $1565280.00. Please advise the staff to what this dollar amount provided refers to, given the removal from qualification of the unsold qualified securities or revise.

4. We note that in "Incorporation by Reference of Offering Circular" you incorporate by reference to the amended Form 1-A filed October 22, 2022 "to the extent not otherwise modified or replaced by offering circular supplement and/or post-qualification amendment." Please advise how this complies with General Instruction III of Form 1-A. In addition, we note that you incorporate by refence to Form 1-SA covering the periods ending July 21, 2023 and July 31st 2022. Please revise to provide the correct dates.

5. Please revise to clearly disclose those LROs that were previously qualified, were not sold, and are being withdrawn from the offering in this post-qualification amendment. To the extent an LRO was partially sold, please clearly disclose the amount not sold.

6. We note the "new" auto-invest feature on the Groundfloor website. Please provide clear disclosure of this auto-invest feature, including whether this includes rollovers.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Korn